UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2023

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) of Fusion Fuel Green PLC (the “Company”) contains the Company’s unaudited interim condensed consolidated statements of financial position and unaudited condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2023 and 2022, which have not been reviewed by the Company’s independent accountants. The Company is providing the unaudited financial statements for the six-month periods ended June 30, 2023 and 2022 for the purpose of meeting the requirements of NASDAQ Listing Rule 5250(c)(2).

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990 and 333-264714).

Six Months Ended June 30, 2023

Condensed consolidated statements of financial position (Unaudited)

	As at
	30 June 2023	31 December 2022
	€’000	€’000
Non-current assets
Property, plant and equipment	28,755	21,273
Intangible assets	5,184	5,350
Total non-current assets	33,939	26,623

Current assets
Inventory	19,292	22,336
Prepayments and other receivables	5,644	8,242
Cash and cash equivalents	3,085	8,164
Total current assets	28,021	38,742

Total assets	61,960	65,365

Non-current liabilities
Trade and other payables - Leases	9,745	7,651
Deferred income	5,642	2,925
Total non-current liabilities	15,387	10,576

Current liabilities
Trade and other payables	13,207	7,262
Provisions	8,403	8,403
Deferred income	1,375	186
Cost accruals	2,452	1,934
Derivative financial instruments – warrants	2,368	7,651
Loans and borrowings	414	-
Total current liabilities	28,219	25,436

Total liabilities	43,606	36,012

Net assets	18,354	29,353

Equity
Share capital	2	2
Share premium	219,561	217,156
Share-based payments reserve	4,139	3,972
Retained earnings	(205,348)	(191,777)
Total equity	18,354	29,353

Condensed consolidated statements of profit or loss and other comprehensive income (Unaudited)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	€’000	€’000
Revenue	-	-
Cost of sales – raw materials	(7,298)	(660)
Gross profit	(7,298)	(660)

Operating expenses
Administration expenses	(10,814)	(6,980)
Share-based payment (expense)/credit	(1,207)	(1,755)
Operating loss	(19,319)	(9,395)

Net finance income
Finance income/(costs)	37	338
Interest receivable and similar income	29	9
Interest payable and similar expense	(277)	(16)
Derivative financial instruments at FVTPL	5,283	1,694
Net finance income/(costs)	5,072	2,025

Share of losses of equity-accounted investees	(205)	(282)

(Loss)/profit before tax	(14,452)	(7,652)
Income tax expense	(159)	(34)
Total comprehensive (loss)/income for the year	(14,611)	(7,686)

Basic (loss)/earnings per share	(0.57)	(0.54)

Diluted (loss)/earnings per share	(0.57)	(0.53)

The above unaudited interim statements of financial position and statements of profit or loss and other comprehensive income (the “financial information”) have been prepared in accordance with International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 28, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer